FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

ANNUAL GENERAL MEETING

27 June 2013

Draft resolutions — Board remarks

on the Meeting’s agenda

1.              Submission for approval of the Board of Directors’ and the Auditors’ Reports on the Annual Financial Statements for the financial year 2012 (1.1.2012 — 31.12.2012).

Quorum:	1/5 of total common shares with voting rights
Required Majority:	50% of the total of the voting rights (present or represented by proxy) + 1 (present or represented by proxy)

The Board shall propose that the AGM approve the Board of Directors’ Report on the Stand-Alone and Consolidated Financial Statements of NBG for the financial year 2012, and the Report of the Independent Certified Auditor-Accountant, both of which were approved by the Board at its meeting of 27 March 2013.

These reports can be viewed by shareholders on the Bank’s website at:

http://www.nbg.gr/wps/portal/el/THE-GROUP/Investor-Relations/Financial-Information

           NATIONAL BANK OF GREECE S.A.

2.              Submission for approval of the Annual Financial Statements of the Bank for the financial year 2012 (1.1.2012 — 31.12.2012).

Quorum:	1/5 of total common shares with voting rights
Required Majority:	50% of the total of the voting rights (present or represented by proxy) + 1 (present or represented by proxy)

The Board shall propose that the AGM approve the Bank’s and the Group’s Annual Financial Statements for the financial year 2012. The Financial Statements are comprised of the Statement of Financial Position, the Income Statement, the Statement of Comprehensive Income, the Statement of Changes in Equity of the Group and the Bank, the Cash Flow Statement, and the Notes to the Financial Statements. The Financial Statements were approved by the Board on 27 March 2013 and can be viewed on the Bank’s website at:

http://www.nbg.gr/wps/portal/el/THE-GROUP/Investor-Relations/Financial-Information

The Bank’s website also includes a Press Release and a Presentation accompanying the announcement of the full-year results for 2012.

In brief, the Group’s results for 2012 were as follows:

•                  Net losses of €2,139 million caused by the participation in the PSI programme and the formation of high provisions and the decline in net interest income due to the higher cost of funding from the ELA mechanism, and the reduction in market interest rates.

•                  Drastic 8.1% yoy reduction in operating expenses at Group level, mainly due to the fall in operating expenses in Greece and SE Europe by 8.6% and 8.2% respectively over the same period, reinforcing the trend of previous years.

•                  Provision charges at Group level of €2,532 million (up 15.9% yoy), reflecting the substantial increase in loan impairments in Greece as a result of the protracted recession and the Bank’s conservative provisioning policy.

•                  Group loan-to-deposit ratio at 107%; Greece 99%. There were significant inflows of domestic deposits after June 2012, as political uncertainty faded and the prospects of a Greek exit from the euro area waned. This trend is ongoing in 2013.

•                  Finansbank: net profit totalled €668 million. Lending and deposits grew, respectively, by 16% and 20% yoy.

•                  SE Europe: Profit before provisions at €118 million.

•                  Total Group CAR at 9.0% after the HFSF-supported capital boost under the recapitalization programme for Greek banks.

The Management has set the following targets for the year ahead:

The results of the NBG Group for 2012 reflect the impact of the PSI, which affected the entire banking system, but particularly NBG, which held the largest portfolio of Greek Government bonds in absolute terms. At the same time, NBG will incur the cost of future loss of income as a result of the GGB buyback programme. The results also reflect the difficult economic situation in Greece, and the intense pressure under which the banking system suffers, across the entire spectrum of operations.

The discernible improvement in the economic climate reflects the belief that Greece has made significant progress in its efforts to become more competitive and forge a sustainable growth path. Combined with progress in a series of macroeconomic indicators, the banking sector witnessed the gradual but steady return of deposits and the relative improvement in the quality of the loan portfolio. In general, the core profitability of banks is now showing clear signs of growth.

NBG continues to undertake initiatives to further strengthen its profitability and balance sheet.  Specifically, it has made significant progress in productivity by reducing its domestic operating costs by approximately 25% since the beginning of the crisis, and is in the process of implementing further cost-cutting measures. In addition, the Bank has launched a series of actions aimed at improving its capital adequacy. It is important to stress that NBG currently has a comparative advantage in terms of liquidity, as the loan-to-deposit ratio is on a declining path in Greece and is already at 95%. Last, the Bank’s healthy balance sheet serves as a secure foundation on which it can further grow its profitability from sustainable and recurring sources.

Furthermore, we have drawn up a liability management plan for our outstanding subordinate debt securities, so as to further enhance our capital adequacy. Successful completion of the process of restoring the Group’s capital base is the key challenge we must deal with in the months ahead.

3. Discharge of the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the year 2012 (01.01.2012 — 31.12.2012).

Quorum:	1/5 of total common shares with voting rights
Required Majority:	50% of the total of the voting rights (present or represented by proxy) + 1 (present or represented by proxy)

It is proposed that the members of the Board of Directors and Auditors of NBG be discharged from any liability for indemnity regarding the Annual Financial Statements and management for the year 2012. More specifically:

The members of the Bank’s Board: Mr Georgios Zanias, Mr Alexandros Tourkolias, Mr Vassilios Rapanos, Mr Apostolos Tamvakakis, Mr Petros Christodoulou, Mr Anthimos Thomopoulos, Mr Leonidas Theoklitos, Mr Ioannis Giannidis, Mr Eythimios Katsikas, Mr Stavros Koukos, Mr Avraam Triantafyllidis, Mr Ioannis Panagopoulos, H.E. the Metropolitan of Ioannina Theoklitos, Mr Stefanos Vavalidis, Ms Alexandra Papalexopoulou-Benopoulou, Mr Petros Sabatakakis, Ms Maria Frangista, Mr Spyridon Theodoropoulos, Mr Alexandros Makridis and Mr Charalambos Makkas.

The Bank’s Certified Auditors: Mr Emmanouil Pilidis and Ms Beate Randulf.

4. Approval of the remuneration of the Board of Directors of the Bank for the financial year 2012 (pursuant to Article 24.2 of the Companies Act). Determination of the remuneration of the Chairman of the Board, the CEO, the Deputy CEO and non-executive Directors through to the AGM of 2014. Approval, for the financial year 2012, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determination of their remuneration through to the AGM of 2014.

Quorum:	1/5 of total ordinary voting shares
Required Majority:	50% of the total of the voting rights (present or represented by proxy) + 1 (present or represented by proxy)

It is proposed that the net remuneration paid in 2012 to the Board members (after any withholdings for insurance funds and income tax), amounting to €1,285K, be approved, as per below:

	Board & Committees		Dependent Employment
FULL NAME	Gross remuneration	Net remuneration	Gross remuneration	Net remuneration

Georgios Zanias	39,000	24,882	150,640	90,796

Alexandros Tourkolias	27,000	17,226	329,480	183,246

Vassilios Rapanos	27,000	17,226	183,217	108,089

Apostolos Tamvakakis	18,000	11,484	184,030	104,487

Petros Christodoulou	18,000	11,484	167,874	99,463

Anthimos Thomopoulos	15,750	10,049	184,342	106,828

Leonidas Theoklitos	9,000	5,742	185,314	106,895

Ioannis Giannidis	27,000	17,226	50,955	30,418

Efthymios Katsikas	9,750	6,221	57,987	31,994

Stavros Koukos	0	0	89,993	48,266

Avraam Triantafyllidis	8,250	5,264	6,553	3,719

Ioannis Panagopoulos	8,250	5,264	91,713	46,915

H.E. Metropolitan of Ioannina Theoklitos	36,000	22,968	0	0

Stefanos Vavalidis	45,000	28,710	0	0

Alexandra Papalexopoulou-Benopoulou	45,000	28,710	0	0

Petros Sabatacakis	45,000	28,710	0	0

Maria Frangista	36,000	22,968	0	0

Spyridon Theodoropoulos	36,000	22,968	0	0

Alexandros Makridis	28,500	18,183	0	0

Charalambos Makkas	28,500	18,183	0	0

	507,000	323,468	1,682,098	961,116

It is also proposed that the compensation paid to Messrs. V. Rapanos, A. Tamvakakis and L. Theoklitos in 2012 be approved, amounting to the net sum (after tax withholdings) of €739 K, due to termination of their contract, as per below:

	Gross compensation	Net compensation
Vassilios Rapanos	332.317	248.422
Apostolos Tamvakakis	331.504	249.553
Leonidas Theoklitos	318.895	240.726
Total	982.716	738.701

For 2013, the following budgeted net remuneration (after any withholdings for insurance funds and income tax), totalling €834 K, for Board members in respect of their participation on the Board and on Committees, as well as under dependent employment relationship, is submitted for approval, as per below:

	Budgeted remuneration for 2013
	Board & Committees		Dependent employment
NAME	Gross	Net	Gross	Net

Georgios Zanias	54.000	31.752	267.134	145.570

Alexandros Tourkolias	36.000	21.168	267.134	146.339

Petros Christodoulou	36.000	21.168	261.899	142.611

Ioannis Giannidis	27.000	15.876	55.558	31.422

Efthymios Katsikas	18.000	10.584	54.510	29.063

Stavros Koukos	—	—	83.070	42.793

H.E. Metropolitan of Ioannina Theoklitos (resigned April 2013)	9.000	5.292	—	—

Stefanos Vavalidis	45.000	26.460	—	—

Alexandra Papalexopoulou-Benopoulou	45.000	26.460	—	—

Petros Sabatacakis	45.000	26.460	—	—

Maria Frangista	36.000	21.168	—	—

Spyridon Theodoropoulos	36.000	21.168	—	—

Alexandros Makridis	36.000	21.168	—	—

Charalambos Makkas	54.000	31.752	—	—

Probable additional member in replacement of member who resigned	27.000	15.876	—	—

	504.000	296.352	989.305	537.798

It is proposed that the said remuneration of the Chairman and the executive Board members be approved through to the AGM of 2014, provided, of course, that in any case the conditions and limits under article 1.3 of Law 3723/2008 are met, for as long as the preference shares of the Hellenic Republic exist, as specified in the above provision and within the thresholds set out in article 10.3 of Law 3864/2010, as in force, which shall apply for as long as the Hellenic Financial Stability Fund holds common shares and/or contingent convertible bonds (under Law 3864/2010) issued by the Bank.

It is proposed, as in the past, that the AGM approve the gross compensation amount paid to each director for his or her attendance at the Board’s meetings, through to the AGM of 2014, which shall be €18,000 per annum (irrespective of the number of sessions), plus additional annual remuneration of €9,000 for each director who participates in each of the following Committees: Audit, Strategy, Risk Management, Corporate Governance & Nominations, and Human Resources & Remuneration Committees, through to the AGM of 2014 (irrespective of the number of sessions).

5. Granting of permission for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per article 23.1 of the Companies Act, and article 30.1 of the Bank’s Articles of Association)

Quorum:	1/5 of total common shares with voting rights
Required Majority:	50% of the total of the voting rights (present or represented by proxy) + 1 (present or represented by proxy)

It is proposed that the AGM grant permission for the Directors, General Managers, Assistant General Managers and Managers to participate on the Boards of Directors or in the management of NBG Group companies pursuing similar or related business goals.

6.              Election of members to the Audit Committee

Quorum:	1/5 of total common shares with voting rights
Required Majority:	50% of the total of the voting rights (present or represented by proxy) + 1 (present or represented by proxy)

Pursuant to the proposal by the Corporate Governance & Nominations Committee, it is proposed that the AGM re-elect the following as members of the NBG Board’s Audit Committee, to serve through to the 2014 AGM:

Mr Petros Sabatacakis, Ms Alexandra Papalexopoulou, Mr Stefanos Vavalidis, Mr Alexandros Makridis, and Mr Charalambos Makkas.

7.              Election of regular and substitute Certified Auditors for the purposes of the audit of the Financial Statements of the Bank and the Consolidated Financial Statements of the Group for the year 2013, and determination of their remuneration.

Quorum:	1/5 of total common shares with voting rights
Required Majority:	50% of the total of the voting rights (present or represented by proxy) + 1 (present or represented by proxy)

The Board of Directors shall propose the appointment of certified auditors Mr Emmanouil Pilidis and Ms Beate Randulf of Deloitte Hadjipavlou, Sofianos & Cambanis SA as regular and substitute certified auditor, respectively. It is noted that, pursuant to par. 3.1(xi) of the Presubscription Agreement between the Bank, the HFSF and the EFSF, dated 28 May 2012, as amended at 21 December 2012, relevant approval has been granted by the HFSF.

Moreover, it is proposed that the GM authorize the Board to determine the remuneration of certified auditors, following proposal of the Audit Committee, in accordance with the law.

8.              Various announcements and approvals.

ANNEX 1

How shareholders can exercise their shareholder rights

In accordance with articles 26.2b and 28a of the Companies Act, as amended and supplemented by, respectively, articles 3 and 5 of Law 3884/2010, the Bank informs shareholders of the following:

ENTITLEMENT TO PARTICIPATE IN THE GENERAL MEETING

Any person listed as a shareholder (i.e. holder of common registered shares of the Bank) in the registry of the Dematerialized Securities System [formerly the Central Securities Depository] managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are recorded, is entitled to participate in the General Meeting, according to the specific provisions outlined hereinbelow. Each ordinary share is entitled to one vote. Under article 1 of Law 3723/2008, the Bank’s preference shares of Law 3723/2008 entitle the representative of their holder (the Hellenic Republic) to attend the Meeting. Proof of shareholder status should be provided by presenting to the Bank relevant certification from HELEX at the latest by the third day prior to the Meeting. Shareholders who are legal entities must also, by the same deadline, file, pursuant to the law, their legalisation documents, unless these documents have already been filed with our Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form. Alternatively, proof of shareholder status can be provided through direct electronic link-up of the Bank with the records of the Dematerialized Securities System.

Shareholder status must exist on 22 June 2013 (Record Date), i.e. at the start of the 5th day prior to the date of the General Meeting of 27 June 2013, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by 24 June 2013 at the latest, i.e. on the 3rd day prior to the date of the General Meeting. Only those who have shareholder status on the said Record Date are considered to be entitled to participate and vote in the General Meeting. Shareholders who do not comply with the provisions of article 28a of the Companies Act may participate in the General Meeting only after the Meeting has authorized them to do so.

To exercise the said rights, it is not necessary to block the shares or follow any other similar process that may restrict the ability to sell and transfer shares in the period between the Record Date and the General Meeting.

PROCEDURE FOR VOTING BY PROXY

A Shareholder may participate in the General Meeting and vote either in person or by proxy. Each shareholder may appoint up to 3 proxy holders. Legal entities may participate in the General Meeting by appointing up to 3 natural persons as proxy holders.

However, if the shareholder owns shares in the Bank that are held in more than one Investor Securities Account, such limitation shall not prevent the shareholder from appointing, in respect of the General Meeting, separate proxy holders for the shares appearing in each Account.

A proxy holder holding proxies from several shareholders may cast votes differently for each shareholder. Before the General Meeting commences, the proxy holder must disclose to the Bank any particular facts that may be of relevance for shareholders in assessing the risk that the proxy holder may pursue interests other than those of the shareholder. Within the meaning intended in this paragraph, a conflict of interest may arise in particular when the proxy holder is:

a) a controlling Shareholder of the Bank or a legal person or entity controlled by such Shareholder.

b) a member of the Board of Directors or generally the Management of the Bank, or a Shareholder controlling the Bank, or a legal person or entity controlled by a Shareholder exercising control over the Bank.

c) an employee or certified auditor of the Bank or of a Shareholder exercising control over the Bank or of a legal person or entity controlled by a Shareholder exercising control over the Bank.

d) a spouse or a first degree relative of one of the individuals referred to in (a) to (c) hereinabove.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the General Meeting.

The Bank shall make available the form to be used for appointing a proxy holder on its website ( www.nbg.gr). The said form, filled in and signed by the shareholder, must be filed with the Bank’s Shareholder Sub-Division (ground floor, 93 Eolou Street, Athens) or the Head Branch or any branch of the Bank’s network, or sent by fax to +30 2103343404, 2103343406 and 2103343410 at least 3 days prior to the date of the General Meeting. Shareholders should confirm that the appointment-of-proxy form has been successfully received by the Bank by calling +30 2103343415, 2103343419, 2103343421, 2103343417  and 2103343411.

The Articles of the Bank do not provide for participation in the General Meeting by electronic means without the Shareholder attending the Meeting in person at the place where it is held. Similarly, the Articles do not provide for participation in voting by distance voting.

ANNEX 2

BALLOT PAPER FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS 27 JUNE 2013

(and of any adjourned or postponed meetings thereof)

		NO	ABSTAIN

ITEM 1:	Submission for approval of the Board of Directors’ and the Auditors’ Reports on the Annual Financial Statements for the financial year 2012 (1.1.2012 – 31.12.2012).

ITEM 2:	Submission for approval of the Annual Financial Statements of the Bank for the financial year 2012 (1.1.2012 – 31.12.2012).

ITEM 3:

Discharge of the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the year 2012 (01.01.2012 – 31.12.2012).

ITEM 4:

Approval of the remuneration of the Board of Directors of the Bank for the financial year 2012 (pursuant to Article 24.2 of the Companies Act). Determination of the remuneration of the Chairman of the Board, the CEO, the Deputy CEO and non-executive Directors through to the AGM of 2014. Approval, for the financial year 2012, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determination of their remuneration through to the AGM of 2014.

ITEM 5:

Granting of permission for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per the Companies Act, article 23, par. 1 and article 30, par. 1 of the Bank’s Articles of Association.

ITEM 6:	Election of members to the Audit Committee

ITEM 7:

Election of regular and substitute Certified Auditors for the purposes of the audit of the Financial Statements of the Bank and the Consolidated Financial Statements of the Group for the year 2013, and determination of their remuneration.

ITEM 8:	Various announcements and approvals.

NOTE:   IF YOU APPROVE OF THE ABOVE ITEMS, SIMPLY DELIVER THIS BALLOT PAPER WITH NO MARKS HEREON

NATIONAL BANK OF GREECE

Number of shares and voting rights

In line with the provisions of article 27.3(b) of the Companies Act (Codified Law 2190/1920), as amended, National Bank of Greece hereby discloses the total number of shares and voting rights existing as at 3 June 2013, the date of the invitation to shareholders to attend the Bank’s forthcoming Annual General Meeting:

• 122,660,120 common registered shares with right to vote at the AGM.

• 25,000,000 redeemable non-voting non-cumulative preference shares, as stated in article 4.2.xlvii of the Bank’s Articles of Association, without the right to vote at the AGM;

• 270,000,000 redeemable preference shares under Law 3723/2008 held by the Hellenic Republic, as stated in article 4.2.xlix of the Bank’s Articles of Association, with the rights provided under Law 3723/2008 to the representative of the Hellenic Republic.

DECLARATION — AUTHORIZATION FOR PARTICIPATION IN THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NATIONAL BANK OF GREECE TO BE HELD ON 27/06/2013, AND REPEAT MEETING IF ANY

To National Bank of Greece S.A.

Shareholder Sub-Division

93 Aiolou St., Athens 10232

SHAREHOLDER’S PARTICULARS

NATURAL PERSON

Surname :

First name :

Father’s name :

Evidence of ID :	ID card ☐	Passport ☐

ID card/Passport No.:

Telephone No.:

INVESTOR’S ACCOUNT:

LEGAL ENTITY

Name :

Representative :

Authorized
Contact:

Registered Office :

Telephone No.:

INVESTOR’S ACCOUNT:

Share	Number of shares
GRS003013000
NATIONAL BANK OF GREECE S.A.

AUTHORIZATION

I, the undersigned Shareholder, solemnly declare that I am a shareholder of the Bank on the Record Date (as stated in the Invitation to the General Meeting) and intend to participate in the said General Meeting. Furthermore, I hereby appoint Mr/Mrs/Ms:

to be my proxy, granting authority (jointly or to each one separately) to represent me in the Annual General Meeting of Shareholders of National Bank of Greece to be held on 27/06/2013 and repeat meeting, if any, declaring in advance that I approve of any action taken by him/her in respect thereof. I further authorize my proxy to appoint another proxy to act for him/her in the event of impediment.

It is hereby certified* that the shareholder’s signature appears genuine	Date
The Shareholder

(*by the Greek consulate authorities or any NBG branch)	(Shareholder’s signature)

Note for Natural Persons:

If no proxy is declared, it shall be understood that you will participate in person at the General Meeting.

You are requested to fill in, sign and send this form to the Bank’s Shareholders Service (93 Eolou St., Athens, ground floor) or to the Head Office or any branch of the Bank, or by fax to: 2103343404, 2103343406, 2103343410 and 2103343443 at the latest by Monday 24/6/2013, and, in the case of a Repeat GM held on 12/7/2013, at the latest by Tuesday 9/7/2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 11th June, 2013

/s/Petros Christodoulou

(Registrant)

Petros Christodoulou
Deputy Chief Executive Officer